2 May 2002
Number: 26/02

BHP BILLITON ANNOUNCES BOARD, SENIOR MANAGEMENT AND CORPORATE
GOVERNANCE CHANGES MARKING END OF MERGER TRANSITION

BHP Billiton Chairman Don Argus today announced a number of decisions affecting Board, senior management and Corporate Governance issues that mark the end of the transition associated with the merger of BHP and Billiton and position the Group for the future.

Chief Executive Officer

Brian Gilbertson will assume responsibilities as Chief Executive Officer and Managing Director from the beginning of the new fiscal year, on 1 July 2002. Paul Anderson will retire from his executive position on 1 July 2002 but will remain on the Board of both BHP Billiton
Limited and BHP Billiton plc until the completion of the Annual General Meetings on 25 October (Melbourne) and 4 November (London).

Mr Argus noted that Mr Gilbertson was the former Executive Chairman of Billiton plc and very much the architect of that Company's success.
He said: "Brian and Paul have worked together since the merger to integrate the companies and to effect a smooth transition of management responsibility. That process has been an outstanding success and owes much to the commitment and professionalism of both executives."

In announcing the Chief Executive Officer succession, Mr Argus welcomed the opportunity to work with Mr Gilbertson in his expanded role and paid tribute to the excellent contribution Mr Anderson had made in repositioning the former BHP, and restoring shareholder value.

Board of Directors

A number of changes will also be made to the Board of Directors.

At the time of the merger the Board made a commitment to reduce its size. Duplication of industry experience and geographical representation, length of service and the retirement provisions of the Articles of Association and Constitution of the respective Companies were all factors taken into account by the Board in deciding the best composition going forward.

It is intended that the new Board should comprise twelve directors, made up of nine non-executive and three executive directors. To achieve this outcome, Messrs Ben Alberts, John Conde, Derek Keys and Barry Romeril will retire from the Board at the end of June. Messrs John Jackson and John Ralph will retire at the next annual general meeting when a new non-executive director has or will have been appointed. An external recruitment firm has been appointed, and the selection process formalised. An announcement on a new executive director to fill the vacancy created by Mr Anderson's retirement from the Board will be made in due course.

All of the retiring directors have served BHP, Billiton and more recently BHP Billiton with distinction - some over many years. Mr Argus thanked the retiring directors for their professionalism and assistance in recomposing the Board and also thanked them for their service to the Company and its shareholders. He said: "The creation of BHP Billiton would not have been possible without the vision and support of every member of the Board. We owe a debt of gratitude to those retiring directors and wish them well for the future."

Non-Executive Director Remuneration

Also foreshadowed at the time of the merger were revised remuneration arrangements for non-executive directors. Shareholders approved the sum of money available for the payments of fees in May 2001.

The Company, with the benefit of external advisers, has now conducted a comprehensive review of an appropriate level of fees. The new arrangements reflect a number of things. Firstly, the more onerous legal and compliance obligations placed on directors as they are directors of both BHP Billiton Limited and BHP Billiton Plc with listings on the Stock Exchanges of Australia, London, Johannesburg, Paris,
New York, Wellington, Frankfurt and Zurich.

Second, the revised policy reflects the extensive travel required, not only to attend meetings of the Board but also to review company assets. The travel burden does not fall equally on all directors and accordingly the fee structure has been designed with this in mind.

The new fee structure is as follows:

- A new base fee of US$60,000 per annum;
- An additional fee of US$1,000 for each board meeting attended;
- Travel allowances of US$1,000 for travel that is more than 3 hours but less than 12, and US$2,500 for travel greater than 12 hours.
No allowance will be paid for travel that is less than 3 hours.

Chairs of Committees will also be paid a fee of US$7,500 per annum. This reflects the additional duties performed by Committee Chairs. No additional fees will be paid to members of Committees.

The Chairman will continue to be paid at four times the base fee for non-executive directors. He will not receive any additional fees for chairing a Committee, or any meeting attendance fees.

To reflect the enhanced responsibilities of the Senior Independent Director (the Deputy Chairman) an annual fee of US$150,000 will be paid. As in the case of the Chairman, no additional meeting fees or fees for chairing Committees will be paid.



Retirement Plan

Directors have agreed to phase out the Retirement Plan that was approved by BHP shareholders in 1989. The Plan was closed to new entrants at the time of the merger.

In addition to the Board's decision to close the Plan to new entrants, participating directors have agreed to limit the quantum of benefits that will accrue under the Plan while existing contracts exist. While the Plan allows for accruals to be made on the basis of fees paid, directors have agreed to base accruals on the old remuneration level (of A$110,000 for non-executive directors) with percentage increases limited to the same percentage increases that might occur in the new fee level, if any such increases were to occur.

Following the retirement of directors already announced, the Plan will have only four remaining participants and will be eliminated entirely when those participants retire from the Board.


Further news and information can be found on our Internet site: www.bhpbilliton.com


Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
Mobile: +44 7769 934 942
mailto:Mark.T.Lidiard@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
E-Mail: Ariane.Gentil@bhpbilliton.com



BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia